

Lolaark Vision, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lolaark Vision, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	342	52,842
Total Current Assets	342	52,842
Non-current Assets		
Equipment, net of Accumulated Depreciation	4,751	6,213
Intangible Assets: Patents, net of Accumulated Amortization	8,000	8,000
Total Non-Current Assets	12,751	14,213
TOTAL ASSETS	13,092	67,054
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,614	102
Due to Related Party	32,829	6,000
Total Current Liabilities	35,443	6,102
TOTAL LIABILITIES	35,443	6,102
EQUITY		
Common Stock	0.36	0.33
Additional Paid in Capital, net of Offering Costs	287,271	229,518
Accumulated Deficit	(309,622)	(168,566)
Total Equity	(22,351)	60,952
TOTAL LIABILITIES AND EQUITY	13,093	67,054

(Unaudited)   **Statement of Operations**

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	51,646	11,104
General and Administrative	20,030	43,385
Research and Development	67,933	82,062
Depreciation	1,462	1,098
Total Operating Expenses	141,071	137,649
Operating Income (loss)	(141,071)	(137,649)
Other Income		
Interest Income	-	-
Other	61	-
Total Other Income	61	-
Other Expense		
Interest Expense	-	-
Other	46	142
Total Other Expense	46	142
Earnings Before Income Taxes	(141,056)	(137,791)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(141,056)	(137,791)

(Unaudited)   **Statement of Cash Flows**

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(141,056)	(137,791)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,462	1,098
Changes in Operating Assets and Liabilities:		
Escrow Receivable	-	10,986
Accounts Payable	2,512	102
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,974	12,186
Net Cash provided by (used in) Operating Activities	(137,082)	(125,605)
INVESTING ACTIVITIES		
Equipment	-	(7,311)
Patent	-	(1,414)
Net Cash provided by (used by) Investing Activities	-	(8,725)
FINANCING ACTIVITIES		
Common Stock, net of Capital Raise Costs	57,753	93,554
Proceeds from Related Party Loans	26,829	-
Payments on Related Party Loans	-	(4,411)
Net Cash provided by (used in) Financing Activities	84,582	89,142
Cash at the beginning of period	52,842	98,029
Net Cash increase (decrease) for period	(52,500)	(45,188)
Cash at end of period	342	52,842

(Unaudited)   **Statement of Changes in Shareholder Equity**

	Common Stock			APIC - Offering Costs	Accumulated Deficit	Total Shareholder Equity
	# of Shares	**$ Amount**	**APIC**			
Beginning Balance at 1/1/2022	7,732,503	0.20	197,357	(61,392)	(30,775)	105,190
Issuance of Common Stock	57,041	0.13	134,077	(40,524)	-	93,554
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(137,791)	(137,791)
Ending Balance 12/31/2022	7,789,544	0.33	331,434	(101,916)	(168,566)	60,952
Issuance of Common Stock	25,896	0.03	64,740	(6,987)	-	57,753
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(141,056)	(141,056)
Ending Balance 12/31/2023	7,815,440	0.36	396,174	(108,903)	(309,622)	(22,351)

Lolaark Vision, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lolaark Vision, Inc ("the Company") was formed in Delaware on July 2nd, 2021. The Company specializes in the development of algorithms and software for video real-time clarification and enhancement, as well as providing software solutions for testing of software for corporations and businesses that handle data and require data analytics solutions. The Company has not yet generated revenue, but it is working on the final stages of the real-time video clarifier for underwater video which is its premier product. The Company is headquartered in Houston, Texas

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5	7,311	(2,560)	-	4,751
Grand Total	**-**	**7,311**	**(2,560)**	**-**	**4,751**

Intangible Asset

The Company's intangible asset consists of patent application fees and is recorded at cost. No amortization has been recorded as the patent has not been issued yet. The ending balance of this asset was $8,000 as of December 31, 2023 and 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of business licenses, general business expenses, and related expenses for independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had outstanding advances from its founder and members of the Board of Directors for out-of-pocket operating costs. A portion of this outstanding payable in the amount of $6,491 consisted of accrued compensation owed to two (2) contractors that was converted into debt. These amounts do not accrue interest, are unsecured, and are due upon demand. The total ending balance of this payable was $32,829 and $6,000 as of December 31, 2023 and 2022, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see Note 3 regarding loans involving related parties.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Due to Related Party	32,829	N/A	Upon Demand	32,829	-	32,829	-	6,000	-	6,000	-
Total				**32,829**	**-**	**32,829**	**-**	**6,000**	**-**	**6,000**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	32,829
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 25,000,000 shares of Common Stock with a par value of $0.000001 per share. A total of 7,815,440 and 7,789,544 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

Voting: Holders of Common Stock are entitled to one vote per share.

Dividends: Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued.

In 2024, the Company's founder advanced an additional $15,860 for the purposes of funding operations. In March 2024, all outstanding loans have begun accruing interest at an annual rate of 8.50%.

In 2024, the Company sold an additional 10,872 shares of Common Stock for $27,180.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.